SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	January 30, 2009	Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2009

2	January 30, 2009	Announcement of Revisions to the Forecast of Financial Results for the Fiscal Year ending March 31, 2009

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning
Date: January 30, 2009

3

EXHIBIT 1
Consolidated Financial and Business Results for the First Three Quarters of the
Fiscal Year Ending March 31, 2009
(U.S. Accounting Standards)
January 30, 2009

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning
	Name: Masaya Wakabayashi	Tel: (075) 682-1006
(Amounts less than 1 million yen have been rounded.)
1.	Consolidated Business Results for the Nine-Month Period Ended December 31, 2008 (from April 1, 2008 to December 31, 2008)

(1)	Consolidated Operating Results

(% indicates changes from the same period of the previous fiscal year)
	Sales		Operating Income		Pre-tax Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Nine-Month Period Ended December 31, 2008	135,379	5.6	12,232	(11.0)	9,963	(33.5)	6,409	25.9
Nine-Month Period Ended December 31, 2007	128,209	(0.6)	13,749	(0.7)	14,978	4.9	5,092	(46.2)

	Net Income	Diluted Net
	Per Share	Earnings Per Share
	Yen	Yen
Nine-Month Period Ended December 31, 2008	44.84	—
Nine-Month Period Ended December 31, 2007	36.25	—
(2)	Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’ Equity
	Total Assets	Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
Nine-Month Period Ended December 31, 2008	223,238	174,543	78.2	1,242.71
Fiscal Year Ended March 31, 2008	241,619	185,113	76.6	1,291.41
2.	Status of Dividends

	Dividend Per Share
	End of First	End of Second	End of Third
(Record Date)	Quarter	Quarter	Quarter	Year-End	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2008	—	—	—	25.00	25.00
Fiscal Year Ending March 31, 2009	—	—	—	—	—
Fiscal Year Ending March 31, 2009 (Estimates)	_____	_____	—	25.00	25.00

(Note)	Revision of estimated dividends during the second quarter: None

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(% indicates changes from prior fiscal year)
	Sales		Operating Income		Pre-tax Net Income		Net Income		Net Income Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Fiscal Year Ending March 31, 2009	173,000	4.4	9,600	(29.1)	7,300	(49.1)	5,000	0.7	35.6

(Note)	Revision of forecast of consolidated business results during the Second Quarter: Yes
4.	Others

(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (change in scope of consolidation): No

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: No

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements (those indicated as changes in basic significant matters in preparation of quarterly consolidated financial statements):
(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: None

(Note) For details, please see Section 4 “Others” in the “Qualitative Information / Financial Statements” on page 6.
(4)	Number of Issued Shares (Common Stock)

		Third Quarter ended	Fiscal Year ended
		December 31, 2008	March 31, 2008
(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii)	Number of shares held as treasury stock as of the end of:	2,924,296 shares	35,998 shares
(iii)	Average number of shares during (consolidated nine-month period ended December 31):	142,927,250 shares	140,460,114 shares (First Three Quarters)

*The foregoing estimates are based on information available as of the date this data was released and, due to various factors arising in the future, actual results may differ from our estimates.

Please see Section 3 “Qualitative Information regarding Forecast of Consolidated Business Results” on page 5.

QUALITATIVE INFORMATION / FINANCIAL STATEMENTS
1.	Qualitative Information regarding Consolidated Operating Results
     During the nine-month period ended December 31, 2008, corporate profits have rapidly deteriorated due to the worldwide financial crisis that began with the subprime loan crisis and has now begun to have an impact on the real economy. With respect to the domestic market, stagnant income and deteriorating employment conditions have chilled consumer spending, resulting in sluggish business results across many sectors, including department stores and mass merchandisers, creating a tough environment for the women’s fashion and clothing industry.
     In this environment, our group (primarily Wacoal Corp., our core operating entity) sought to improve the strength of its products and to develop products that are responsive to market trends. However, weak overall sales of autumn/winter products resulted in a period of harsh conditions.
     Wacoal Corp.’s Wacoal brand business department launched new products under its campaign brand, LALAN, for each seasonal campaign. However, overall sales of brassieres were weak due to a decline in sales of LALAN for the autumn campaign. On the other hand, sales of our new functionality underwear Style Science series, especially our new autumn/winter product Cross-Walker, were in accordance with plan. Cross-Walker, which was first launched last spring as a Style Science product for men, was launched for women under the same name. The launch of products for both men and women under the same brand name, allowed us to improve the effectiveness of our sales efforts through TV advertisements covering both products as well as joint exhibitions and sales at department stores. We also developed our seasonal products aimed at the warm biz campaign, primarily focused around the sales of Sugoi, an undergarment that during the previous fiscal year achieved results that largely exceeded our initial expectations. Although the sales of Sugoi exceeded the results from the previous fiscal year, due to a warm winter and increased competition among the products sold by our competitors, the overall sales of undergarments were below our expectations. As for our high value-added brand products, the overall sales of channel-specific brands and brands that target middle-aged and senior women were generally weak. Because the sales of our core innerwear products have remained weak, the overall sales of our Wacoal brand business department were below the results from the same period in the previous fiscal year.
     As for our Wing brand business department, the sales of our core innerwear products were below the results from the previous fiscal year, because the sales of brassieres and seasonal undergarments continued to remain weak and because our major business partners shifted their operational strategy from efforts to increase revenues to efforts to increase profits. However, Cross-Walker, a Style Science product for men that is also manufactured and distributed by our Wing brand business department, has attracted tremendous interest from the mass media since its launch and has largely exceeded its initial annual sales plan. Sales of Cross-Walker have continued to be good, and we expect they will continue to expand in the future. Thus, because poor sales of core products for women were offset by sales of our products for men that largely exceeded the initial sales plan, the overall sales of our Wing brand business department remained relatively consistent with the results of the same period during the previous fiscal year.
     Regarding our specialty retail store business, sales from Wacoal Corp.’s direct retail store business along with sales from our subsidiary Une Nana Cool Corp., both of which target the younger generation, benefited from consumer support for affordable and high-quality products as well as improved brand recognition, leading to both companies posting results that exceeded those from the same period in the previous fiscal year.
     As for our catalog sales business, although sales continued to show strong performance due to the success of our promotional efforts, the number of orders decreased after the mass media began to report on the financial crisis. However, due to the strong performance of online sales, overall sales exceeded those from the same period in the previous fiscal year.
     As for our wellness business, sales of our core sports-related product, CW-X, grew significantly, primarily due to sales at sports chain stores and sports specialty stores. Sales of shoes and other products also performed well, and overall sales greatly exceeded those from the same period in the previous fiscal year.
     As a result, although overall sales for Wacoal Corp. were below plan, they were roughly the same as results from the same period in the previous fiscal year. While sales were below plan, we managed to keep profits generally in line with the same period during the previous fiscal year by improving our profit margin and reducing costs.
     With respect to Peach John Co., Ltd. (“Peach John”), which became a wholly owned subsidiary in the previous fiscal year, weak sales for the winter catalog issued in October were offset by strong sales from the autumn catalog issued in August that greatly exceeded the prior year, resulting in overall catalog sales exceeding those from the same period in the previous fiscal year. With respect to direct retail stores, although sales of the existing shops were slightly weak, overall sales exceeded the results of the same period during the previous fiscal year due to new store openings. As a result, the overall sales of Peach John exceeded the results of the same period during the previous fiscal year. Profits significantly exceeded results from the previous fiscal year due to increased profitability from factors such as the appreciation of the yen, improved product absorption and a reduction of catalog production and shipping costs by more narrowly targeting the circulation for increased efficiency. In addition, although Peach John’s results were accounted for under the equity method in the previous fiscal year, its results are fully consolidated into our results in the current fiscal year.
     As for our overseas operations, sales in the United States were below the results from the same period in the previous fiscal year on a local-currency-basis due to the economic slowdown, a decline in sales at department stores with the decline in consumer spending and a reduction in transaction volume as a result of the termination this fiscal year of our manufacturing and distribution license for Donna Karan (DKI, DKNY) products. Wacoal Luxe, our new brand sold at upscale department stores, gained strong support from our retailers and sales are exceeding our initial plan. Profits were significantly lower compared to the same period of the previous fiscal year, due to smaller margins from clearance sales in connection with the terminations of the Danna Karan licensed products business as of the end of the current fiscal year and a general decrease in sales. In addition to such poor sales and decreased profits, our consolidated business results were also significantly affected by currency exchange fluctuations due to the appreciating Japanese yen.
     Sales in China continued to grow as compared to the results from the same period in the previous fiscal year. However, sales were below plan, due to factors such as the economic slowdown and stock shortages of our core products. In addition to our core Wacoal brand products, in China we aim to meet the diversified consumer needs and to bolster brand power by developing a three-brand system that includes our youth-oriented brand, Amphi and our high value-added brand, Salute. Furthermore, in July, we began an Asia marketing campaign with Ayumi Hamasaki, a popular singer in Japan, China and other Asian countries, as the new “face” of Wacoal. This campaign has improved our brand recognition in China, and we will continue to work to expand market share by coordinating our sales venues with such promotional activities.
     As a result of the aforementioned factors and events, consolidated business results for the nine-month period ended December 31, 2008 were as follows: sales were 135,379 million yen (an increase of 5.6% from the same period of the previous fiscal year); operating income was 12,232 million yen (a decrease of 11.0% from the same period of the previous fiscal year); earnings before income taxes, equity in net income of affiliated companies and minority interest was 9,963 million yen (a decrease of 33.5% from the same period of the previous fiscal year); on the other hand, net income was 6,409 million yen (an increase of 25.9% from the same period of the previous fiscal year). Due to the declining performance of our existing businesses and fluctuations in the foreign exchange markets, operating income and earnings before income taxes for the third quarter significantly decreased compared to the previous fiscal year, despite increases in revenue due to the consolidation of Peach John.
     Operating income was influenced by several factors, including an increase of approximately 600 million yen in pension expenses of Wacoal Corp., a loss of approximately 600 million yen realized in connection with the dissolution of Tokai Wacoal Sewing Corp. at the end of last June and a decrease in gains of approximately 500 million yen from the sale of fixed assets in comparison with the same period of the previous fiscal year. As for earnings before income taxes, equity in net income of affiliated companies and minority interest was affected by a fall in stock prices that resulted in a loss of approximately 2.8 billion yen in value of securities held by the Company, as well as the absence of a one-time gain of approximately 600 million yen that was recorded in connection with the sale of securities during the previous fiscal year. Although there was a significant increase in net income over the previous year, this is due to the fact that the a loss of approximately 4.7 billion yen in equity value of shares of Peach John was recorded in the previous year, which is no longer on our books for the current fiscal year.

2.	Qualitative Information regarding Consolidated Financial Condition
(1)	Status of Assets, Liabilities and Total Shareholders’ Equity
     As a result of a decrease in investment due to volatile stock prices and a decrease in prepaid pension expenses, our total assets as of the end of the current consolidated third quarter were 223,238 million yen, a decrease of 18,381 million yen from the end of previous consolidated fiscal year.
     Our total liabilities were 46,485 million yen, down 7,670 million yen from the end of previous consolidated fiscal year, due to a decrease in accounts payable and a decrease in deferred tax liabilities with respect to long-term liabilities.
     Shareholders’ equity was 174,543 million yen, a decrease of 10,570 million yen from the end of previous fiscal year due to foreign currency exchange adjustments and the purchase of treasury stock.
     As a result of the above, our total shareholders’ equity ratio as of the end of the third quarter of the current fiscal year was 78.2%, up 1.6% from the end of previous fiscal year.
(2)	Cash Flow
     Cash and cash equivalents as of the end of the third quarter of the current fiscal year were 25,529 million yen, a decrease of 2,514 million yen from the end of the previous consolidated fiscal year.
(Cash Flow from Operating Activities)
     Cash flow from operating activities was 8,739 million yen due to increases in net income and depreciation and amortization.
(Cash Flow from Investing Activities)
     Cash flow from investing activities was negative 2,604 million yen due in part to the acquisition of tangible fixed assets, which offset cash inflow in connection with the redemption of marketable securities.
(Cash Flow from Financing Activities)
     Cash flow from financing activities was negative 8,129 million yen due to the purchase of treasury stock and a cash dividend payment.
3.	Qualitative Information regarding Forecast of Consolidated Business Results
     With respect to our domestic innerwear business, we will continue to seek increased sales of our campaign brassiere, LALAN, and the newly featured underwear, Cross-Walker, from the Style Science series. We will also refocus our efforts to raise awareness for and to proactively develop men’s products that would be able to continue to expand sales going forward. However, with sales of autumn/winter products being weak overall, we expect that we will record losses due to decreased sales and an increase in returned products.
     As for our overseas business, while we will endeavor to improve our profitability through stronger sales of high-end department store brand Wacoal Luxe, which has gained popularity in the United States, and through reducing the cost of materials, we expect that profits will nonetheless decline, in light of decreased sales due to a further worsening of the market in the United States and the clearance of Donna Karan-Licensed products (as described above).
     Business in China is also expected to record sales and profits below our initial expectations due to the deteriorating economy; however, we will continue to make efforts to improve our brand recognition and to increase sales in China through a joint marketing promotion in Asia and full-scale implementation of our three-brand system.
     Moreover, we expect that our distribution market in Japan, our core market, will face even more severe conditions in the future due to further economic recession and a stagnation in consumer spending caused by the growing global financial crisis. Overseas, we expect that stagnated consumer spending due to the worsening economy, along with an appreciated yen, will have a larger impact on our consolidated financial results.
     In the context of such business environment, we have decided to amend our forecast of consolidated business results released on October 30, 2008 for the current fiscal year ending March 31, 2009 as follows:

	Sales	Operating Income	Pre-tax Net Income	Net Income
	Million Yen	Million Yen	Million Yen	Million Yen

Annual	173,000	9,600	7,300	5,000
     The aforementioned extraordinary factors and fluctuation in profits due to one-time events have been incorporated into our forecast of the consolidated business results for the current fiscal year.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and management’s current expectations, assumptions, estimates and projections about its business and the industry, such as statements regarding the forecast of our forecasted consolidated results for the fiscal year ending March 31, 2009. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include:
•	the impact of weak consumer spending in Japan and our other markets on our sales and profitability;
•	the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;
•	our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products;
•	the highly competitive nature of our business and the strength of our competitors;
•	our ability to successfully expand our network of specialty retail stores and achieve profitable operations at these stores;
•	our ability to further develop our catalog and Internet sales capabilities;
•	our ability to effectively manage our inventory levels;
•	our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;
•	effects of seasonality on our business and performance;
•	risks related to the effect of seasonality on our business performance and results;
•	risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises;
•	risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business;
•	the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;
•	and the impact of any natural disaster or epidemic on our business; and
•	other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.
4.	Others
(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (change in scope of consolidation): Not applicable.
(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: Not applicable.
(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements:
(i)	Fair value Measurements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Standard No. 157, “Fair Value Measurements”. FASB Standard No. 157 defines fair value, establishes a framework for measuring fair value, and expands the scope of disclosures regarding fair value measurements. FASB Standard No. 157 is applicable under other accounting standards which demand or accept fair value measurements and therefore is not intended to introduce new fair value measurements. FASB Standard No. 157 will be effective for our financial statements for the current consolidated fiscal year. The adoption of FASB Standard No. 157 is not expected to have a material impact on the Company’s financial position, business results or cash flow status.
(ii)	Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Standard No. 115
In February 2007, the FASB issued FASB Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Standard No. 115”. FASB Standard No. 159 permits an entity to choose to measure certain financial assets and liabilities at fair value with changes in fair value recognized through earnings. FASB Standard No. 159 also prescribes the terms for indications and disclosures in order to simplify comparisons among entities that adopt different measuring methods for similar assets and/or liabilities. FASB Standard No. 159 has been applied to our financial statements for the current consolidated fiscal year. However, because the Company has chosen not to elect the fair value option for financial assets and financial liabilities, the adoption of this standard will not have an impact on the Company’s financial position, business results and cash flow status.

5.	Consolidated Financial Statements
(1)	Consolidated Balance Sheets

	As of December 31, 2008	As of March 31, 2008	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	15,831	15,857	(26)
Time deposits and certificate of deposit	9,698	12,186	(2,488)
Marketable securities	11,047	12,614	(1,567)
Receivables:
Notes receivable	636	353	283
Accounts receivable — trade	20,984	22,337	(1,353)

	21,620	22,690	(1,070)

Allowance for returns and doubtful accounts	(3,226)	(3,145)	(81)

	18,394	19,545	(1,151)
Inventories	31,117	30,020	1,097
Deferred tax assets	5,838	5,411	427
Other current assets	2,663	3,212	(549)

Total current assets	94,588	98,845	(4,257)

II. Tangible fixed assets:

Land	20,570	20,711	(141)
Buildings and structures	58,522	58,575	(53)
Machinery and equipment	14,222	14,448	(226)
Construction in progress	8	99	(91)

	93,322	93,833	(511)
Accumulated depreciation	(43,380)	(42,285)	(1,095)

Net tangible fixed assets	49,942	51,548	(1,606)

III. Other assets:

Investments in affiliated companies	15,782	18,942	(3,160)
Investments	31,731	38,056	(6,325)
Goodwill	11,203	11,203	—
Other intangible fixed assets	13,339	13,216	123
Prepaid pension cost	—	3,444	(3,444)
Deferred tax assets	1,074	1,462	(388)
Others	5,579	4,903	676

Total other assets	78,708	91,226	(12,518)

Total Assets	223,238	241,619	(18,381)

	As of December 31, 2008	As of March 31, 2008	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans	4,556	5,572	(1,016)
Payables:
Notes payable	2,919	1,935	984
Accounts payable — trade	10,043	9,394	649

	12,962	11,329	1,633
Accounts payable	4,541	6,327	(1,786)
Accrued payroll and bonuses	4,699	6,645	(1,946)
Accrued taxes	1,563	3,872	(2,309)
Other current liabilities	3,643	2,265	1,378

Total current liabilities	31,964	36,010	(4,046)

II. Long-term liabilities:
Reserves for retirement benefits	2,883	2,181	702
Deferred tax liabilities	10,425	14,527	(4,102)
Other long-term liabilities	1,213	1,437	(224)

Total long-term liabilities	14,521	18,145	(3,624)

(Minority Interests)

Minority interests	2,210	2,351	(141)

(Shareholders’ Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,299	29,262	37
III. Retained earnings	139,414	136,589	2,825
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(4,047)	248	(4,295)
Unrealized gain/(loss) on securities	2,755	5,295	(2,540)
Pension liability adjustment	(2,550)	514	(3,064)
V. Treasury stock	(3,588)	(55)	(3,533)

Total shareholders’ equity	174,543	185,113	(10,570)

Total liabilities, minority interests and shareholders’ equity	223,238	241,619	(18,381)

(2)	Consolidated Income Statements

	Nine-Month Period Ended		Nine-Month Period Ended		Increase/
	December 31, 2008		December 31, 2007		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	135,379	100.0	128,209	100.0	7,170
II. Operating expenses
Cost of sales	65,035	48.1	62,883	49.1	2,152
Selling, general and administrative expenses	58,112	42.9	51,577	40.2	6,535

Total operating expenses	123,147	91.0	114,460	89.3	8,687

Operating income	12,232	9.0	13,749	10.7	(1,517)
III. Other income and (expenses):
Interest income	197	0.2	196	0.2	1
Interest expense	(57)	(0.0)	(57)	(0.0)	0
Dividend income	651	0.5	606	0.5	45
Gain on sale and exchange of marketable securities and/or investment securities	19	0.0	696	0.5	(677)
Valuation loss on marketable securities and/or investment securities	(3,118)	(2.3)	(353)	(0.3)	(2,765)
Other profit and (loss), net	39	0.0	141	0.1	(102)

Total other income (expenses)	(2,269)	(1.6)	1,229	1.0	(3,498)

Income before income taxes, equity in net income of affiliated companies and minority interests	9,963	7.4	14,978	11.7	(5,015)

Income taxes	4,321	3.2	6,348	5.0	(2,027)

Income before equity in net income of affiliated companies and minority interests	5,642	4.2	8,630	6.7	(2,988)
Equity in net income of affiliated companies	867	0.6	(3,403)	(2.7)	4,270
Minority interests	(100)	(0.1)	(135)	(0.1)	35

Net income	6,409	4.7	5,092	4.0	1,317

Earnings per share	44.84 yen		36.25 yen

(Note)	Applying Statement of Financial Accounting Standards No. 130: Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the third quarter of the fiscal year ending March 31, 2009 and (2) the third quarter of the fiscal year ended March 31, 2008 was decreases of 3,490 million yen and 2,299 million yen, respectively.

(3)	Consolidated Cash Flow Statements

		Nine-Month Period Ended	Nine-Month Period Ended
		December 31, 2008	December 31, 2007
		Million Yen	Million Yen
I.	Operating activities
1.	Net income	6,409	5,092
2.	Adjustments of net income to cash flow from operating activities
(1)	Depreciation and amortization	3,312	2,909
(2)	Allowance for returns and doubtful receivables	147	294
(3)	Deferred taxes	(80)	1,146
(4)	Gain/(loss) on sale of fixed assets	21	(281)
(5)	Impairment loss on fixed assets	29	—
(6)	Valuation loss on investment in marketable securities and investment securities	3,118	353
(7)	Gain (loss) on sale and exchange of marketable securities and investment securities	(19)	(696)
(8)	Equity in net income of affiliated companies (after dividend income)	(266)	4,199
(9)	Changes in assets and liabilities
	Increase in receivables	798	321
	Decrease in inventories (increase)	(1,622)	635
	Decrease in other current assets	488	172
	Increase (decrease) in payables and accounts payable	720	(3,560)
	Decrease in reserves for retirement benefits	(1,011)	(1,953)
	Increase (decrease) in accrued expenses and other liabilities	(2,994)	1,608
(10)	Others	(311)	37

	Net cash flow from operating activities	8,739	10,276

II.	Investing activities
1.	Proceeds from sales and redemption of marketable securities	2,939	6,905
2.	Acquisition of marketable securities	(1,740)	(9,005)
3.	Proceeds from sales of fixed assets	184	1,030
4.	Acquisition of tangible fixed assets	(1,974)	(1,049)
5.	Acquisition of intangible fixed assets	(1,537)	(1,036)
6.	Proceeds from sale of investments	30	1,386
7.	Acquisition of investments	(418)	(605)
8.	Others	(88)	18

	Net cash flow from investing activities	(2,604)	(2,356)

III.	Financing activities
1.	Net decrease in short-term bank loans	(987)	(522)
2.	Proceeds from issuance of long-term debt	—	9
3.	Repayment of long-term debt	(25)	(26)
4.	Purchase of treasury stock	(3,533)	(2,418)
5.	Dividends paid in cash	(3,584)	(3,093)

	Net cash flow from financing activities	(8,129)	(6,050)

IV.	Effect of exchange rate on cash and cash equivalents	(520)	(130)

V.	Increase (decrease) in cash and cash equivalents	(2,514)	1,740
VI.	Initial balance of cash and cash equivalents	28,043	19,816

VII.	Period end balance of cash and cash equivalents	25,529	21,556

Additional Information

	Cash paid for:
	Interest	55	57
	Income taxes, etc.	6,981	2,427
	Investment activities without cash disbursement:
	Acquisition amount of investment securities through stock swap	9	143

(4)	Notes on Going Concern

Not applicable.

(5)	Segment Information

(i)	Segment Information by Type of Business
Nine-month period ended December 31, 2008 (from April 1, 2008 to December 31, 2008)
(Unit: Million Yen)

		Textile goods and			Elimination or
		related products	Others	Total	corporate	Consolidated
Sales
(1)	Sales to outside customers	126,197	9,182	135,379	—	135,379
(2)	Internal sales or transfers among segments	—	2,627	2,627	(2,627)	—
	Total	126,197	11,809	138,006	(2,627)	135,379
	Operating income (loss)	13,254	(164)	13,090	(858)	12,232
Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
(Unit: Million Yen)

		Textile goods and			Elimination or
		related products	Others	Total	corporate	Consolidated
Sales
(1)	Sales to outside customers	117,317	10,892	128,209	—	128,209
(2)	Internal sales or transfers among segments	—	2,733	2,733	(2,733)	—
	Total	117,317	13,625	130,942	(2,733)	128,209
	Operating income	13,932	87	14,019	(270)	13,749

(Note)	1.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.

	2.	Core products of the respective businesses:

		Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Others: mannequins, shop design and implementation, restaurant, culture, services, etc.
(ii)	Segment Information by Location
Nine-month period ended December 31, 2008 (from April 1, 2008 to December 31, 2008)
(Unit: Million Yen)

						Elimination or
		Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales
(1)	Sales to outside customers	117,442	5,791	12,146	135,379	—	135,379
(2)	Internal sales or transfers among segments	1,050	7,204	—	8,254	(8,254)	—
	Total	118,492	12,995	12,146	143,633	(8,254)	135,379
	Operating income	10,929	854	1,307	13,090	(858)	12,232

Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
(Unit: Million Yen)

						Elimination or
		Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales
(1)	Sales to outside customers	108,028	5,803	14,378	128,209	—	128,209
(2)	Internal sales or transfers among segments	861	5,137	—	5,998	(5,998)	—
	Total	108,889	10,940	14,378	134,207	(5,998)	128,209
	Operating income	10,801	871	2,347	14,019	(270)	13,749

(Note)	1.	Countries or areas are classified according to geographical proximity.

	2.	Major countries and areas included in the respective segments other than Japan:

		Asia: various countries of East Asia and Southeast Asia

		Europe/N.A.: Europe and North America
(iii)	Overseas Sales
Nine-month period ended December 31, 2008 (from April 1, 2008 to December 31, 2008)
(Unit: Million Yen)

		Asia	Europe/N.A.	Total
I.	Overseas sales	5,791	12,146	17,937
II.	Consolidated sales	—	—	135,379
III.	Ratio of overseas sales in consolidated sales	4.3%	9.0%	13.3%
Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
(Unit: Million Yen)

		Asia	Europe/N.A.	Total
I.	Overseas sales	5,803	14,378	20,181
II.	Consolidated sales	—	—	128,209
III.	Ratio of overseas sales in consolidated sales	4.5%	11.2%	15.7%

(Note)	Major countries and areas included in the respective segments other than Japan:

Asia: various countries of East Asia and Southeast Asia

Europe/N.A.: North America and European countries
(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity
     During the current consolidated third quarter, the Company has repurchased 2,855,000 shares of its stock at 3,493 million yen in total by placement of purchase orders. As a result, the outstanding number of shares of treasury stock as of the end of the current consolidated third quarter was 3,588 million yen, an increase of 3,533 million yen from the end of the previous consolidated fiscal year.

(7)	Status of Production and Sales

(i)	Production Results

	Nine-month period ended		Nine-month period ended
Segment name by	December 31, 2008		December 31, 2007		Increase/(Decrease)
type of business	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	51,331	100.0	52,001	100.0	(670)	(1.3)
(ii)	Sales Results

		Nine-month period ended		Nine-month period ended
Segment name by		December 31, 2008		December 31, 2007		Increase/(Decrease)
type of business		Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear
	Foundation and lingerie	97,029	71.7	95,779	74.7	1,250	1.3
	Nightwear	8,968	6.6	8,646	6.7	322	3.7
	Children’s underwear	1,559	1.1	1,559	1.2	0	0.0
	Subtotal	107,556	79.4	105,984	82.6	1,572	1.5
	Outerwear/Sportswear	12,011	8.9	6,809	5.3	5,202	76.4
	Hosiery	1,320	1.0	1,506	1.2	(186)	(12.4)
	Other textile goods and related products	5,310	3.9	3,018	2.4	2,292	75.9
	Total	126,197	93.2	117,317	91.5	8,880	7.6
Others		9,182	6.8	10,892	8.5	(1,710)	(15.7)
Total		135,379	100.0	128,209	100.0	7,170	5.6

EXHIBIT 2
January 30, 2009
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-682-1006)
Announcement of Revisions to the Forecast of Financial Results for the Fiscal Year ending March 31, 2009
     In accordance with the current developments of our business, we are revising our forecast of financial results for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009), which was announced on October 30, 2008 upon the release of Consolidated Business Results for the Second Quarter of the Fiscal Year ending March 31, 2009, as follows:
1.	Revised Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(U.S. accounting basis)	(Unit: millions of yen, %)

	Sales	Operating Income	Pre-tax Income	Net Income
Previous Forecast (“A”)	178,000	11,500	9,500	5,800
Revised Forecast (“B”)	173,000	9,600	7,300	5,000
Difference (“C”) (B - A)	(5,000)	(1,900)	(2,200)	(800)
Percent Change (C / A) (%)	(2.8)%	(16.5)%	(23.2)%	(13.8)%
(Reference) Results of Previous Fiscal Year ended March 31, 2008	165,761	13,540	14,353	4,966
2.	Reasons for Revisions
(i)	We expect that our business results will be significantly impacted by the current conditions of our core distribution markets in Japan and overseas, which may face even more severe conditions in the future due to further economic recession and a stagnation in consumer spending caused by the growing global financial crisis.
(ii)	We expect that the impact on our consolidated business results of our overseas business upon exchange conversion will increase due to the rapid appreciation of the yen.
(iii)	The valuation loss on securities held by the Company may increase as a result of the stagnation in the stock market.

(Note)	The foregoing forecast of financial results has been prepared based on information available as of the date of this release and may vary from actual results due to various circumstances arising after the date hereof.
The statements in this announcement contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Wacoal Holdings Corp. with the SEC, specifically our most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.
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